Underwater Torpedo League Inc (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

UTL Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1101 Checking - 7631	989.65
1102 DEF Checking - 3915	622.87
1103 FYM Checking - 7539	327.81
1104 UTL Checking - 2288	18,589.54
Amazon Sales (deleted)	3,051.61
PayPal - UTL LLC (deleted)	-46.43
Squarespace (deleted)	-28.83
Stripe (deleted)	886.78
Venmo (deleted)	50.00
WellnessLiving (Paysafe) (deleted)	12,844.70
WooCommerce (deleted)	-31.74
Total Bank Accounts	**$37,255.96**
Accounts Receivable	
1201 Accounts Receivable (A/R) - USD	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1301 Clothing & Accessories	6,936.20
1302 Torpedo Inventory	29,532.40
1303 Inventory Asset	503.80
1305 Undeposited Funds	2,766.17
Prepaid Insurance (deleted)	-0.04
Prepaid Software (deleted)	-3,440.31
Total Other Current Assets	**$36,298.22**
Total Current Assets	**$73,554.18**
Fixed Assets	
1401 Computer & Equipment	53,866.28
1402 Accumulated Depreciation	-31,385.45
Total Fixed Assets	**$22,480.83**
TOTAL ASSETS	**$96,035.01**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2101 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2201 Amex Credit Card - 1006	25,263.21
Total Credit Cards	**$25,263.21**
Other Current Liabilities	
2301 California Department of Tax and Fee Administration Payable	121.64
2302 Deferred Revenue	2,092.15
Deferred DEF Licensing	-2,221.15
Total 2302 Deferred Revenue	**-129.00**
Licensee Membership Payable (deleted)	3,678.37
Sales tax Payable (deleted)	-5,393.59
Total Other Current Liabilities	**$ -1,722.58**
Total Current Liabilities	**$23,540.63**
Long-Term Liabilities	
FFS Loan (deleted)	8,485.00
Investment - Ryan Spadafore (deleted)	20,000.00
Investment - Walter Sherwood (deleted)	50,000.00
Loan (deleted)	-401.18
Note - Ben Kincaid (deleted)	850,000.00
Paypal Loan (deleted)	54,910.26
SBA Loan (deleted)	109,295.40
William Prime Hall Shareholder Loan (deleted)	53,798.58
Total Long-Term Liabilities	**$1,146,088.06**
Total Liabilities	**$1,169,628.69**
Equity	
2503 Retained Earnings	-793,755.06
3101 Common Stock	688.00
3102 Preferred Stock	210,241.86
3103 Opening Balance Equity	19,101.50
Shareholder (deleted)	-110.64
Net Income	-509,759.34
Total Equity	**$ -1,073,593.68**
TOTAL LIABILITIES AND EQUITY	**$96,035.01**

UTL Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1101 Checking - 7631	8,805.84
1102 DEF Checking - 3915	4,346.51
1103 FYM Checking - 7539	1,068.26
1104 UTL Checking - 2288	-725.17
Total Bank Accounts	**$13,495.44**
Accounts Receivable	
1201 Accounts Receivable (A/R) - USD	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1301 Clothing & Accessories	0.00
1302 Torpedo Inventory	51,874.40
1303 Inventory Asset	0.00
1304 Uncategorized Asset	0.00
1305 Undeposited Funds	0.00
Total Other Current Assets	**$51,874.40**
Total Current Assets	**$65,369.84**
Fixed Assets	
1401 Computer & Equipment	53,866.28
1402 Accumulated Depreciation	-41,132.93
Total Fixed Assets	**$12,733.35**
TOTAL ASSETS	**$78,103.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2101 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2201 Amex Credit Card - 1006	2,382.38
Total Credit Cards	**$2,382.38**
Other Current Liabilities	
2301 California Department of Tax and Fee Administration Payable	0.00
2302 Deferred Revenue	0.00
Deferred DEF Licensing	0.00
Total 2302 Deferred Revenue	**0.00**
2303 Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$0.00**

	TOTAL
Total Current Liabilities	**$2,382.38**
Long-Term Liabilities	
2401 Notes Payable	406,707.36
Total Long-Term Liabilities	**$406,707.36**
Total Liabilities	**$409,089.74**
Equity	
2503 Retained Earnings	-1,303,514.40
3101 Common Stock	22,968.50
3102 Preferred Stock	1,180,241.86
3103 Opening Balance Equity	0.00
Net Income	-230,682.51
Total Equity	**$ -330,986.55**
TOTAL LIABILITIES AND EQUITY	**$78,103.19**

UTL Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
05 Other Income (deleted)	580.00
21 Membership	-595.00
4101 Service Revenue	3,796.28
DEF - Private Sessions	60,560.00
DEF Sessions	199,224.29
FYM Coaching (deleted)	230.00
UTL Fee (deleted)	3,960.00
Total 4101 Service Revenue	**267,770.57**
4102 Enterprise Revenue	
42 Non - Government	5,662.94
Total 4102 Enterprise Revenue	**5,662.94**
4103 Licensing Fees	54,825.89
4104 Merchandise Revenue	3,121.00
Retail Sales (deleted)	114,065.84
Wholesale (deleted)	800.00
Total 4104 Merchandise Revenue	**117,986.84**
4106 Sponsorship Income	1,023.55
4108 Sales Discounts & Refunds	-802.99
4111 Uncategorized Income	766.35
4112 Shipping Income	669.26
Instagram Reel (deleted)	2,672.68
Sales	1,513.57
Sales of Product Income	106.00
Service (deleted)	500.00
Total Income	**$452,679.66**
Cost of Goods Sold	
5101 Supplies & Materials - COGS	4,939.13
5102 Pool Rental - COGS	4,123.00
Oceanside (deleted)	3,697.00
Total 5102 Pool Rental - COGS	**7,820.00**
5103 Card Processing Fees - COS	2,153.59
Merchandise Costs (deleted)	15,479.35
Total Cost of Goods Sold	**$30,392.07**
GROSS PROFIT	**$422,287.59**
Expenses	
6101 Advertising & Marketing	28,413.71
6102 Bank Fees	-3,637.53
6103 Car & Truck	940.00
6104 Computer and Internet Expenses	20,525.79
6106 Depreciation Expense	9,747.48

	TOTAL
6107 Dues & Subscriptions	1,137.18
6109 Payroll Expenses	
401K Contributions (deleted)	13,390.92
HR System (deleted)	9,761.79
Payroll Processing Fees (deleted)	3,611.69
Payroll Taxes (deleted)	96,955.18
Payroll Wages (deleted)	258,229.54
Total 6109 Payroll Expenses	**381,949.12**
6110 Gas & Oil	8,545.78
6111 Gift Prize	6,666.60
6112 Independent Contractors	4,299.25
Alec Bakkeby (deleted)	250.00
Ali Whiting (deleted)	5,395.00
Brooke Burns (deleted)	3,157.50
Christian Conner (deleted)	493.75
Christopher Simpson (deleted)	15,133.55
Colton Tisch (deleted)	1,200.00
Dan ngyuen (deleted)	420.00
Donald Giron (deleted)	982.50
Donald Pease (deleted)	800.00
Duc Dang (deleted)	668.75
Estefan Lopez (deleted)	1,000.00
Francis ??? (deleted)	150.00
Jonathan Shower (deleted)	13,372.00
Joseph Emerson (deleted)	250.00
Joshua Nathan (deleted)	152.50
Justin Klahn (deleted)	10,000.00
Keene ??? (deleted)	195.00
Kevin NG (deleted)	2,032.50
Korinne Osterhoudt (deleted)	42,377.56
Krissy ?? (deleted)	937.50
Michelle Dexter (deleted)	150.00
Nicholas Bresnan (deleted)	1,000.00
Rachel Cansler (deleted)	9,450.00
Reis ??? (deleted)	1,004.64
Rick Briere (deleted)	4,010.32
Robert Buchanan (deleted)	175.00
Roger Saito (deleted)	83.50
Ron Stiles (deleted)	5,135.00
Rusten Kuritz (deleted)	2,878.50
Ryan Campos (deleted)	175.00
Tyler Flenard (deleted)	20.19
Tyrus Griffin (deleted)	1,605.00
Victoria Pham (deleted)	11,350.00
Total 6112 Independent Contractors	**140,304.51**
6113 Insurance	16,963.60
6114 Interest Paid	19,575.53
6115 Legal & Professional Services	28,331.76

	TOTAL
6116 Licensee Payouts	
Los Alamitos Payout (deleted)	17,033.75
San Clemente Payout (deleted)	31,239.58
Total 6116 Licensee Payouts	**48,273.33**
6118 Meals and Entertainment	16,722.91
6119 Office Expenses	15,553.29
6120 Outside Services	8,095.00
Caine & Weber (deleted)	399.00
Facilitron (deleted)	214.93
Original Patriots (deleted)	2,320.00
SJ Inc. (deleted)	14,000.00
Sports Innovators (deleted)	2,000.00
Total 6120 Outside Services	**27,028.93**
6121 Postage and Delivery	23,282.33
6122 QuickBooks Payments Fees	3,329.26
6123 Rental Expense	7,711.10
Pool Rental Fees (deleted)	45,594.13
Total 6123 Rental Expense	**53,305.23**
6124 Repairs & Maintenance	335.38
6125 Research & Development	3,603.12
6126 Software & Applications	13,276.28
6127 Taxes & Licenses	450.00
CA FTB (deleted)	518.17
Total 6127 Taxes & Licenses	**968.17**
6128 Travel Expense	35,566.71
6129 Utilities Expense	4,919.04
6132 Uncategorized Expense	-22,215.50
Charitable Contributions (deleted)	1,309.00
Salary & Wages (deleted)	1,044.38
Supplies (deleted)	
Swimming Supplies (deleted)	22,085.66
Torpedos (deleted)	26,750.00
Total Supplies (deleted)	**48,835.66**
Uncategorized Transfer (deleted)	2,313.60
Undefined Transfer (deleted)	1,500.00
Total Expenses	**$938,414.65**
NET OPERATING INCOME	**$ -516,127.06**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -516,127.06**

UTL Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
05 Other Income (deleted)	0.00
15 July - Demo - Jacksonville, FL (deleted)	0.00
15 July - Demo -Jacksonville, FL (deleted)	0.00
15th July Jacksonville, FL - Instructor Certificate Course (deleted)	0.00
1st Time Drop In (deleted)	0.00
21 Membership	
FYM Class (deleted)	0.00
Total 21 Membership	**0.00**
22 July - Demo San Francisco (deleted)	0.00
22 July - Demo San Francison (deleted)	0.00
22 July - Demo - Alameda, CA (deleted)	0.00
22 July - Demo -Alameda, CA (deleted)	0.00
23 July - Alameda, CA- Instructor Course (deleted)	0.00
24 September - Austin TX- Instructor Course (deleted)	0.00
24 September - Scottsdale, AZ - Instructor Course (deleted)	0.00
29 July - Oceanside, CA - Instructor Course (deleted)	0.00
29 July - Demo -Salt Lake City (deleted)	0.00
2nd Time Drop In (deleted)	0.00
3 August -GORUCK x Deep End Fitness Session - Madison, WI (deleted)	0.00
30 July - Salt Lake City - Instructor Course (deleted)	0.00
4 November - Oceanside - Instructor Course (deleted)	0.00
4 Pack First Responder (deleted)	0.00
4101 Service Revenue	302,822.24
DEF - Private Sessions	1,000.00
DEF Sessions	0.00
Instructor Training (deleted)	0.00
One-Time DEF Class (deleted)	0.00
Total DEF Sessions	**0.00**
FYM Coaching (deleted)	0.00
UTL Fee (deleted)	0.00
Total 4101 Service Revenue	**303,822.24**
4102 Enterprise Revenue	14,000.00
42 Non - Government	0.00
Total 4102 Enterprise Revenue	**14,000.00**
4103 Licensing Fees	67,520.65
4104 Merchandise Revenue	166,002.80
Retail Sales (deleted)	0.00
Shopify Sales (deleted)	0.00
Total Retail Sales (deleted)	**0.00**
Total 4104 Merchandise Revenue	**166,002.80**

	TOTAL
4106 Sponsorship Income	14,906.26
4107 Other Income	10,430.09
Product Promotion (deleted)	0.00
Total 4107 Other Income	**10,430.09**
4110 Unapplied Cash Payment Income	-550.00
4111 Uncategorized Income	0.00
5 August -GORUCK x Deep End Fitness Session - Madison, WI (deleted)	0.00
7 July - Demo Miami Dade FL (deleted)	0.00
8 July - Miami, FL - Instructor Course (deleted)	0.00
8 Pack First Responder (deleted)	0.00
[Installment plan]- 4 November - Oceanside - Instructor Course (1) (deleted)	0.00
Account Payment (deleted)	0.00
Carlsbad, CA (deleted)	0.00
Chula Vista - Parkway Aquatic Center (deleted)	0.00
Class Pack (deleted)	0.00
DEF_TRIBE - Los Alamitos - Monthly Unlimited- 1st Responder (deleted)	0.00
DEF_TRIBE - Los Alamitos Monthly Unlimited - Subscription (deleted)	0.00
First Responder Drop In (deleted)	0.00
Founder's Special HTX (deleted)	0.00
Gift card (deleted)	0.00
HTX Drop In (deleted)	0.00
Intro (deleted)	0.00
June 25th - Demo - Rancho Simi (deleted)	0.00
June Drop In HTX (deleted)	0.00
La Jolla - Performance & Flow Class (deleted)	0.00
La Jolla - Women's Only Class (deleted)	0.00
May 13th - Oceanside, CA - Instructor Certificate Course (deleted)	0.00
Miami monthly pass (deleted)	0.00
Military/First Responder Drop In (deleted)	0.00
One-Time (deleted)	0.00
Refund (deleted)	0.00
Sales	2,500.00
Sales of Product Income	0.00
Salt Lake City (deleted)	0.00
SCOTTSDALE LIFETIME MEMBERSHIP (deleted)	0.00
Split Payment 1 (deleted)	0.00
Student/Military/First Responder Drop In (deleted)	0.00
UNLIMITED MONTHLY PASS (deleted)	0.00
Total Income	**$578,632.04**
Cost of Goods Sold	
5101 Supplies & Materials - COGS	32,159.89
5102 Pool Rental - COGS	58,924.78
Irvine	0.00
La Jolla (deleted)	-1,080.00
Oceanside (deleted)	0.00
Scottsdale	0.00
Total 5102 Pool Rental - COGS	**57,844.78**

	TOTAL
5103 Card Processing Fees - COS	1,575.85
Instructors	-2,808.00
Sarah Kenworthy (deleted)	0.00
Total Instructors	**-2,808.00**
Merchandise Costs (deleted)	0.00
Other Costs of Services - COS	64,114.51
Total Cost of Goods Sold	**$152,887.03**
GROSS PROFIT	**$425,745.01**
Expenses	
6101 Advertising & Marketing	40,765.55
Professional Fees	0.00
Total 6101 Advertising & Marketing	**40,765.55**
6102 Bank Fees	1,334.59
6103 Car & Truck	0.00
6104 Computer and Internet Expenses	5,128.80
6105 Continuing Education	1,583.83
6106 Depreciation Expense	9,747.48
6107 Dues & Subscriptions	6,848.08
6108 Employee Benefits	224.99
6109 Payroll Expenses	164,255.72
HR System (deleted)	0.00
Payroll Processing Fees (deleted)	0.00
Payroll Taxes (deleted)	0.00
Payroll Wages (deleted)	0.00
Total 6109 Payroll Expenses	**164,255.72**
6110 Gas & Oil	12,810.83
6111 Gift Prize	49.57
6112 Independent Contractors	113,837.67
Brooke Burns (deleted)	0.00
Christian Conner (deleted)	0.00
Christopher Simpson (deleted)	0.00
Donald Giron (deleted)	0.00
Joey and kimmy (deleted)	0.00
Joseph Emerson (deleted)	0.00
Korinne Osterhoudt (deleted)	0.00
Rachel Cansler (deleted)	0.00
Rick Briere (deleted)	-3,888.00
Rusten Kuritz (deleted)	0.00
Tyrus Griffin (deleted)	0.00
Total 6112 Independent Contractors	**109,949.67**
6113 Insurance	4,732.64
6114 Interest Paid	76,468.96
6115 Legal & Professional Services	29,381.15
Accounting & Finance	0.00
Total 6115 Legal & Professional Services	**29,381.15**

	TOTAL
6116 Licensee Payouts	91,650.32
Los Alamitos Payout (deleted)	0.00
San Clemente Payout (deleted)	0.00
Total 6116 Licensee Payouts	**91,650.32**
6118 Meals and Entertainment	8,117.62
6119 Office Expenses	9,320.50
6120 Outside Services	2,015.62
Original Patriots (deleted)	0.00
Total 6120 Outside Services	**2,015.62**
6121 Postage and Delivery	6,751.83
6122 QuickBooks Payments Fees	3,314.41
6123 Rental Expense	0.00
Pool Rental Fees (deleted)	-920.00
Total 6123 Rental Expense	**-920.00**
6124 Repairs & Maintenance	67.09
6126 Software & Applications	30,092.95
6127 Taxes & Licenses	30.00
6128 Travel Expense	27,613.11
6129 Utilities Expense	4,771.71
6132 Uncategorized Expense	0.00
6134 Miscellaneous Expense	0.00
Supplies (deleted)	0.00
Swimming Supplies (deleted)	0.00
Total Supplies (deleted)	**0.00**
Total Expenses	**$646,107.02**
NET OPERATING INCOME	**$ -220,362.01**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -220,362.01**

UTL Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-516,127.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1201 Accounts Receivable (A/R) - USD	16,652.18
1301 Clothing & Accessories	-2,615.30
1302 Torpedo Inventory	-2,836.30
1303 Inventory Asset	0.00
Prepaid Insurance (deleted)	5,350.02
Prepaid Software (deleted)	6,919.92
1402 Accumulated Depreciation	9,747.48
2101 Accounts Payable (A/P)	-11,544.26
2201 Amex Credit Card - 1006	18,906.40
Brex (deleted)	-3,435.14
2301 California Department of Tax and Fee Administration Payable	121.64
2302 Deferred Revenue	2,092.15
Deferred Revenue:Deferred DEF Licensing	-8,584.80
Licensee Membership Payable (deleted)	3,678.37
Sales tax Payable (deleted)	-5,571.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,881.15**
Net cash provided by operating activities	**$ -487,245.91**
INVESTING ACTIVITIES	
1401 Computer & Equipment	-4,279.99
Net cash provided by investing activities	**$ -4,279.99**
FINANCING ACTIVITIES	
FFS Loan (deleted)	8,485.00
Investment - Ryan Spadafore (deleted)	20,000.00
Investment - Walter Sherwood (deleted)	50,000.00
Loan (deleted)	-401.18
Note - Ben Kincaid (deleted)	350,000.00
Note - Don Tran (deleted)	13,728.00
Note - WeFunder (deleted)	-87,255.00
Note- Albergia/Cernosia Trust (deleted)	-26,442.49
Note- Dennis Oconner (deleted)	-10,327.14
Note- Rick James (deleted)	-25,575.35
Note- Scott Bogle Sanders (deleted)	-5,233.44
Note- Thang Tran (deleted)	-20,871.28
Note-Angie Nguyen (deleted)	-26,093.14
Paypal Loan (deleted)	54,910.26
SBA Loan (deleted)	-13,748.37
William Prime Hall Shareholder Loan (deleted)	1,810.33
3102 Preferred Stock	210,241.86
3103 Opening Balance Equity	19,101.50
Shareholder (deleted)	-110.64
Net cash provided by financing activities	**$512,218.92**

	TOTAL
NET CASH INCREASE FOR PERIOD	**$20,693.02**
Cash at beginning of period	19,329.11
CASH AT END OF PERIOD	**$40,022.13**

UTL Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-220,362.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1201 Accounts Receivable (A/R) - USD	-1,762.50
1301 Clothing & Accessories	6,936.20
1302 Torpedo Inventory	-22,204.00
1303 Inventory Asset	503.80
1304 Uncategorized Asset	0.00
Prepaid Insurance (deleted)	-0.04
Prepaid Software (deleted)	-3,440.31
1402 Accumulated Depreciation	9,747.48
2101 Accounts Payable (A/P)	-8,696.00
2201 Amex Credit Card - 1006	-22,880.83
2301 California Department of Tax and Fee Administration Payable	-121.64
2302 Deferred Revenue	-2,092.15
2303 Out Of Scope Agency Payable	0.00
Deferred Revenue:Deferred DEF Licensing	2,221.15
Licensee Membership Payable (deleted)	-3,678.37
Sales tax Payable (deleted)	5,393.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-40,073.62**
Net cash provided by operating activities	**$ -260,435.63**
FINANCING ACTIVITIES	
2401 Notes Payable	406,707.36
FFS Loan (deleted)	-8,485.00
Investment - Ryan Spadafore (deleted)	-20,000.00
Investment - Walter Sherwood (deleted)	-50,000.00
Loan (deleted)	401.18
Note - Ben Kincaid (deleted)	-850,000.00
Paypal Loan (deleted)	-54,910.26
SBA Loan (deleted)	-109,295.40
William Prime Hall Shareholder Loan (deleted)	-53,798.58
3101 Common Stock	22,280.50
3102 Preferred Stock	970,000.00
3103 Opening Balance Equity	-19,101.50
Shareholder (deleted)	110.64
Net cash provided by financing activities	**$233,908.94**
NET CASH INCREASE FOR PERIOD	**$ -26,526.69**
Cash at beginning of period	40,022.13
CASH AT END OF PERIOD	**$13,495.44**

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$0.00	$19,101.50
Net profit/loss	-$220,362.01	-$516,127.06
Common Stock Issued	$22,280.50	$0.00
Preferred Stock Issued	$970,000.00	$0.00
Ending Balance	$78,103.19	$96,035.01

Underwater Torpedo League Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Underwater Torpedo League Inc (the "Company") is a corporation organized in June 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.